[redacted]

Contractual Change

Change Order #2

Change Order Date: 1/4/2022

Buyer	Property		Transaction	
Arrived SC Greenhill, LLC	Community:	Catawba Hill	Contract Date:	1/4/2022
	Lot:	169	Base Price:	$ 277,000.00
	Floor Plan:	Langford - Vanguard - Langford / Elev:N/A	Lot Premium:	$ 1,000.00
	Property:	640 Frow Drive Elgin, SC 29045	SO Selections:	$ 35,667.00
			DC Selections:	$ 11,739.00
			Adjustments:	$ 0.00
			Purchase Price:	$ 325,406.00

Change Order Items

Addendum to Provisions

This is to confirm that [redacted] is an authorized agent for Arrived Holdings, Inc. / Assignees and Arrived SC Greenhill, LLC

If closing is delayed through no fault of Seller, Seller may at its option charge Purchaser an extension fee equal to one-thirtieth of one percent (1/30%) of purchase price per day, which is equal to $108.47 per day.

[redacted] 1/4/2022

Arrived SC Greenhill, LLC Date

[redacted] 1/4/2022

[illegible] Date